

Mail Stop 7010

August 25, 2008

via U.S. mail and facsimile

Yanbin Guo, President
Envirosafe Corporation
8/F, Tower B, National Software Industry Zone
Gao Tang Xin Jian Zone, Tian He District
Guangzhou, P.R. China 510663

> **RE: Envirosafe Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 0-52407**

Dear Mr. Guo:

        We have reviewed your response letter dated August 13, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-KSB/A No. 1 For the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 14

1. We note your revised disclosures in response to comment 1 in our letter dated July 17, 2008. As previously requested, please include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant in future filings. Refer to Item 308T(a)(1) of Regulation S-B for guidance.

Exhibit 31.1

2. Please revise your 302 certification in future filings to address the following:
    - Remove the title from the introductory paragraph.
    - Refer to the appropriate filing in the first paragraph (i.e., in this amendment, you should have referred to Form 10-KSB/A No. 1).

- Remove the added parenthetical, "(all of which do not apply)."
Refer to Item 601(b)(31) of Regulation S-B for guidance.

Exhibit 32.1

3. In future filings, please ensure your 906 certification refers to the appropriate filing, as noted in the comment above.

Forms 8-K filed on August 1, 2008, and August 13, 2008

4. In a merger accounted for as a reverse acquisition, a change in accountants occurs unless one accountant audited the financial statements of both parties to the merger. The accountant who is no longer associated with the continuing entity is considered the predecessor accountant. We note that PKF of Hong Kong, China is the certified public accountant for Guangzhou Haoyu Educational Technology Company Limited, the operating company acquired by ADDE. We further note Traci J. Anderson, CPA of Huntersville, North Carolina is your current independent registered public accounting firm. We remind you that the resignation or dismissal of an independent accountant, or its refusal to stand for re-appointment, is a reportable event. We further remind you that the engagement of a new independent accountant is a reportable event. Refer to Item 4.01 of Form 8-K for guidance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief